Exhibit 12.1

BGE

Ratio of Earnings to Fixed Charges

	2011	2012	2013	2014	2015	2016
Pre-tax income from continuing operations	211	11	344	351	477	208
Less: Capitalized interest	(7)	(5)	(6)	(12)	(14)	(7)

Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest	204	6	338	339	453	201
Fixed Charges:
Interest expensed and capitalized, amortization of debt discount and premium on all indebtedness	136	149	127	118	113	55
Interest component of rental expense (a)	5	4	4	4	11	2

Total fixed charges	141	153	131	122	124	57
Pre-tax income from continuing operations after adjustment for income or loss from equity investees, capitalized interest and preference security dividend requirements plus fixed charges	345	159	469	461	587	258
Ratio of earnings to fixed charges	2.4	1.0	3.6	3.8	4.7	4.5

(a)	Represents one-third of rental expense relating to operating leases, which is a reasonable approximation of the interest factor.